Exhibit 12

                              COLGATE-PALMOLIVE COMPANY

                  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

                           Dollars in Millions (Unaudited)

                                              Nine Months Ended
                                              September 30, 1994
       Income before income taxes                 $  675.3

       Add:
       Interest on indebtedness and amortization
        of debt expense and discount or premium       87.8

       Portion of rents representative of
        interest factor                               22.9

       Interest on ESOP debt, net of dividends         1.5

       Less:
       Income of less than fifty-percent-owned
        subsidiaries                                  (1.0)

       Income as adjusted                         $  786.5

       Fixed Charges:

       Interest on indebtedness and amortization
        of debt expense and discount or premium       87.8

       Portion of rents representative of
        interest factor                               22.9

       Interest on ESOP debt, net of dividends         1.5

       Capitalized interest                            6.8

       Total fixed charges                        $  119.0

       Ratio of earnings to fixed charges              6.6


       In June 1989, the Company's leveraged employee stock ownership plan (ESOP) issued $410.0 of long-term notes due through 2009 bearing an average interest rate of 8.6%. These notes are guaranteed by the Company. Interest expense on the ESOP's notes was $25.7. This interest is funded through preferred and common stock dividends as well as Company contributions. The fixed charges presented above include interest on ESOP indebtedness to the extent it is not funded through preferred and common stock dividends.